Exhibit 99.1

January 18, 2019

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Manager – Listing

BSE Limited

(BSE: 507685)

The Market Operations

NYSE, New York

(NYSE:WIT)

Dear Sir/Madam,

Sub: Outcome of Board Meeting

The Board of Directors of Wipro Limited have at their meeting held over January 17-18, 2019, which concluded at 3.45 PM on January 18, 2019 considered and approved the following:

1.

Financial results of the Company for the quarter ended December 31 , 2018. Pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, we are enclosing Audited Standalone and Consolidated financial results under lndAS and Audited Consolidated financial results under IFRS for the quarter ended December 31, 2018, together with the Auditor’s Report. We have also uploaded the financial results on the Company’s website at www.wipro.com.

2.

An interim dividend of ₹ 1/- per equity share of par value ₹ 2/- each to the Members of the Company as on Wednesday, January 30, 2019, being the Record Date. The payment of Interim Dividend will be made on or before Wednesday, February 6, 2019.

Further, the Board of Directors of the Company has recommended the following for approval of the Members through Postal Ballot and e-voting:

a)

Increase in authorized share capital of the Company from ₹ 1126,50,00,000/- (Rupees One Thousand One Hundred and Twenty Six Crores and Fifty Lakhs) to ₹ 2526,50,00,000 (Rupees Two Thousand Five Hundred and Twenty Six Crores and Fifty Lakhs) by creation of additional 700,00,00,000 (Seven Hundred Crores) equity shares of ₹ 2/- (Rupees Two each) and consequent amendment to clause V of the Memorandum of Association of the Company.

b)

Issue of bonus equity shares in the proportion of 1:3, that is 1 (One) bonus equity share of ₹ 2/- each for every 3 (Three) fully paid-up equity shares held and a bonus issue [stock dividend on American Depositary Share (ADS)] of 1 (One) ADS for every 3 (Three) ADS held, as on the record date, subject to approval of the Members of the Company. The record date for reckoning eligible shareholders (including ADS holders) entitled to receive bonus shares will be communicated later.

As per regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, please find below disclosure regarding issue of bonus shares:

Whether bonus is out of free reserves created out of profits or securities premium account or the capital redemption reserve	The bonus equity shares will be issued out of free reserves and/or the securities premium account and/or the capital redemption reserve account of the Company available as at December 31, 2018

Bonus Ratio	1:3 that is 1 (One) bonus equity share of ₹ 2/- each for every 3 (Three) fully paid-up equity shares held (including ADS holders) as on the record date to be decided.

Details of share capital - pre and post bonus issue

The pre-bonus paid- up equity share capital as on the date of this letter is ₹ 905,01,53,146/- consisting of 452,50,76,573 equity shares of ₹ 2/- each.

The post-bonus paid-up equity share capital is expected to be around
₹ 1206,68,70,862/- consisting of 603,34,35,431 equity shares of ₹ 2/- each. The actual number of bonus equity shares to be issued will be determined based on the paid-up share capital as on the record date.

Free reserves or securities premium or capital redemption reserve required for implementing the bonus issue	₹ 301,67,17,716/-. The actual amount will be determined based on the paid-up share capital as on the record date.

Free reserves or securities premium or capital redemption reserve available for capitalization and the date as on which such balance is available	Aggregate amount of ₹ 468,479 Mn as at December 31, 2018, consisting of free reserves, securities premium account and capital redemption reserve account.

Whether the aforesaid figures are audited Estimated date by which such bonus shares would be credited/dispatched	Yes Within 2 months from the date of Board approval, i.e. by March 17, 2019

The process, timelines and other requisite details with regard to the postal ballot will be communicated in due course.

For Wipro Limited

M Sanaulla Khan
Company Secretary

ENCL: As Above